DATAGRAN

A new era in Data Science is here!


MEET JEDI.
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datagran.io Weston FL

Technology B2B AI Venture Backed

Featured Investors



Glenn Argenbright

Syndicate Lead

Over 15 years as an active investor and venture capitalist with over 200 investments. Specializing in pre-seed...

Invested in
📈 HelloWoofy.com, Smart Marketing 😍, Datagran and 4 others

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Over the last five years, Quake Capital has made over 260 early stage investments. Through that process, we review approximately 5K to 7K startups each year, with a heavy focus on SaaS, AI, Machine Learning, Computer Vision and Data Science. We first met with Carlos and the team from Datagran, when they were just getting started, but even then it was obvious they were going places, with large customers and global brands quickly signing on to the platform. However, what really caught our attention was the loyalty and growth they were seeing among those same customers. Each month, they were expanding the scope of existing contracts, while at the same time maintaining incredibly low rates of churn - two metrics that you see over and over in the best teams.

Many of the company's top accounts were focused on food, travel, entertainment, sports, and general hospitality. So the emergence of COVID-19 and the associated lockdowns could have been a major challenge for the team, but they chose instead to use that time to refine the product and come out stronger, with a more scalable product, providing serious value to the world's largest enterprise customers.

How they managed that potential crisis is also a testament to the team. We've worked closely with hundreds of founders, witnessing first hand those traits necessary for success. Passion, grit, drive, and determination are not simply buzzwords. They are an absolute requirement to building and scaling a startup.

I've personally had the opportunity to work closely with Carlos and his team from very early on in their journey, and it's clear that they have what it takes to make this project a success. It's also worth noting that the company appears to be at an important inflection point, with key metrics such as client adoption, customer engagement, churn, and revenue growth all trending in the right direction, with continued month over month growth in excess of 10%. We would also expect tools like theirs to prosper in a difficult economy, as enterprise customers will look to find ways to expand efficiency and reduce or limit headcount. Datagran's solutions provide a force multiplier effect for marketing teams and data science professionals, at significant savings over other less productive options. We are very bullish on Datagran's prospects, which is why we are adding to our position.

Invested $25,000 this round & $200,000 previously

Highlights

1. Starbucks has announced Datagran as their worldwide advanced analytics platform starting in 2024.
2. 100 NPS score.

3. 1,780+ users in the past 3 months.

4. 30% Retention rate after 3 months.

5. 5 million plus raised from VCs and Angels.

6. Clients include Starbucks, Subway, Italian Soccer League, Domino's, PF Chang.

7. Starting January 1, 2024 Datagran is projected be profitable, including bookings (not guaranteed).

8. 9,000+ users worldwide.

Our Founder



Carlos Mendez CEO and AI Expert

Carlos is a shrewd entrepreneur with more than a decade of experience in the advertising industry. With an MBA and pursuing a Master's in Software Engineering, he combined his professional experience, and passion for technology to build Datagran.

> Deploying Machine Learning is one of the main reason 80% of Big Data project s fail. Saw it first hand with my clients and considered it was a great opportunity.

Why Datagran?

Advanced analytics and data workflows used to be exclusive to data scientists and data engineers, leaving business leaders in Sales, Operations, and Marketing waiting for core data teams to deliver what they needed, when they needed.

Additionally, business owners had no choice but to hire costly consultants.

Datagran solves this by integrating AI into a comprehensive data platform, making advanced analytics accessible to business teams within their everyday tools.

Simply link your data, direct our AI to perform a task, and receive the results where needed.


datagran_jedi
Thread
Saturday, May 6th
Carlos Mendez
@datagran_jedi give me the total number of users with more than 2 gigabytes. Take in mind that the amount of data uploaded is in bytes.
3 replies Last reply 6 months ago
Carlos Mendez 9:28 PM
@datagran_jedi give the count of users with invitesSent greater than 1.
3 replies Last reply 6 months ago
Carlos Mendez
@datagran_jedi give me all the users with more than 2 gigabytes. Take in mind that the amount of data uploaded is in bytes.
3 replies View thread
Carlos Mendez 9:31 PM
@datagran_jedi give me the total number of users with more than 2 gigabytes. Take in mind that the amount of data uploaded is in bytes. Remember that the element in the json is .amountOfDataUploaded.
3 replies Last reply 6 months ago
Carlos Mendez 9:32 PM
@datagran_jedi give me all the users with more than 2 gigabytes. Take in mind that the amount of data uploaded is in bytes. Remember that the element in the json is .amountOfDataUploaded.
Message #datagran_jedi
Carlos Mendez 6 months ago
@datagran_jedi give the count of users with invitesSent greater than 1.
3 replies
datagran_jedi APP 6 months ago
Let me do some research and get back to you!
datagran_jedi APP 6 months ago
There are a total of 1 users with invitesSent greater than 1.
datagran_jedi APP 6 months ago
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The product:

1. Easily connect your data sources.
2. Create complex queries with the power of AI. Meet Jedi.
3. Visualize and share your charts.
4. Send the output wherever you need it.
5. Use Datagran in the tools that you use everyday: Slack, Teams, Notion, etc.


Datagran RFM Demo with NLP
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RFM with NLP


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What are clients doing with Datagran:

Starbucks: Datagran is utilized across business units in operations and marketing for purposes ranging from inventory prediction and waste reduction to user clustering and hyper-personalization. Check out one of our Starbucks **case study** for more details.

Italian Soccer League: Datagran is employed by the Data Analytics department to analyze various metrics including player performance and sales.

United Contractors: Datagran powers internal tools for their sales and operations departments, enabling automated control of payments to crews and sales teams, as well as providing incentives.

Here's what some of our clients say:


"Datagran makes it super easy to deploy an ML model, and since I am the only Data Scientist in the company, it helps me to keep focused."
Remi Denoyer
Data Scientist at "Plato"
"Our team left the old marketing way behind. Now we're doing it the Datagran way."
Tierra y Armonia"
"Datagran's product is so timely. Our unit has a ton of models but there's just too many pain points to operationalize them".
Matt Martin
Dir. of Business Analytics at "GoDaddy"


"It's amazing the amount, and type of projects our teams can achieve using Datagran."
Santiago Diaz
Growth performance manager at "Foody"
"We spent 3 months trying to set up an analytics platform that could integrate from multiple data sources. Datagran did it in under 15 minutes."
Chris Sanborn
COO at "HFactor Water"

Industry leading traction:

1. 1,780+ users in the past 3 months.
2. $62k in MRR.


Revenue growth

3.Starting January 1, 2024, Datagran is projected to be profitable, generating approximately $2K per month. This includes Bookings and expense reductions. *

4.Starbucks has announced Datagran as their Advanced analytics platform worldwide. This will potentially increase our MRR in about $50k tentatively starting March 1, 2024, increasing our profits accordingly.

**Forward-looking statements are not guaranteed.*

Pricing Model - Free forever or pay-per-use

Customers can sign up for free to test and try the product. While they can use the product for free for life, they will need to upgrade to paid tiers to get more usage.

We base our pricing on customer usage. There are three main variables that affect pricing: the number of data rows, users, and machine time.

Our bottom-up strategy begins with the client trying the product. If we identify that the customer should be an enterprise client, we contact that user to hand-hold them through onboarding. Our minimum enterprise pricing is $2,500 per month, which includes a set of usage limits.

Competitors:

Datagran stands out from DataRobot, Alteryx, Azure, and Amazon by making data accessible across an organization.

Data teams can create models and modify data, which is then made available to business units through our Slack or Teams bots for example.

Fundraising:

Since 2017, Datagran has raised close to $5 million through multiple funding rounds.

Earlier notable angel investors include

- Telefonica,
- Quake Capital,
- Beresford Partners, and
- C-level executives from Uber and Bain & Company

Here's why Brenton Cromwell, Senior Data Scientist at OpenDoor, invested in Datagran:



Brenton Cromwell (OpenDoor)
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We are now opening our doors for one last time to the Wefunder community as we gain profitability. We do not anticipate the need for more funding rounds for now.

This means that now is the best time to invest.